Class A Shares (RCIAX)

Class C Shares (RCICX)

Class I Shares (RCIIX)

Class L Shares (RCILX)

Class W Shares (RCIWX)

February 26, 2026

Supplement to the Class A, Class C, Class I, Class L and Class W Prospectuses (the “Prospectuses”), each dated January 28, 2026

The Board of Trustees of Alternative Credit Income Fund (the “Fund”) has approved a proposed agreement and plan of merger (the “Merger Agreement”) with BC Partners Lending Corporation (“BCPL”). Pursuant to the Merger Agreement and subject to shareholder approval, the Fund will ultimately merge with and into BCPL, with BCPL continuing as the surviving company (the “Merger”).

BCPL is a non-diversified, closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The description in this supplement provides a summary of certain differences between closed-end interval funds, such as the Fund, and BDCs. The Fund will provide shareholders with additional information as it becomes available. Shareholders will receive a proxy solicitation which will include the complete details of the Merger Agreement and the proposed Merger and shareholders are encouraged to read this information and the anticipated changes to the Fund’s investment objective, strategies and risks, liquidity, and fees and expenses.

Accordingly, the section captioned “PROSPECTUS SUMMARY” contained in the Prospectuses is hereby amended to add the following at the end of the section:

Additional Information Regarding the Proposed Merger

•	Business Development Companies. If the Merger Agreement between the Fund and BCPL is approved by Fund shareholders, the Fund will merge with and into BCPL, a BDC.

Special provisions of the 1940 Act allow certain qualified closed-end management investment companies to elect to be regulated as BDCs rather than as closed-end funds. There are various differences related to the fund structure, issuance of debt, investment adviser compensation, and liquidity requirements for BDCs compared to closed-end funds.

In order to make an election to be treated as a BDC rather than a closed-end fund, a fund must be operated for the purpose of investing in securities of non-public or small capitalization United States companies and “making managerial assistance available” to such companies. “Making available managerial assistance” means, among other things, any arrangement whereby a BDC, through its investment manager, directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Under the 1940 Act, a BDC must have at least 70% of its assets invested in “qualifying assets” for it to acquire any assets other than qualifying assets. Therefore, a BDC may be precluded from investing in certain investments if such investments are not qualifying assets. “Qualifying assets” are generally private US companies and US companies listed on a national securities exchange with a market capitalization less than $250 million.

A closed-end fund may not pay compensation based on gains to its investment adviser unless all common shareholders are “qualified clients” under the 1940 Act, or the fees are structured as fulcrum fees. A BDC, however, may pay a capital gains-based performance fee of up to 20% of realized gains if it does not have an option or profit-sharing plan. Additionally, a closed-end fund is required to adopt “fundamental policies” with regard to borrowing money, issuing senior securities, underwriting activities, investing in real estate or commodities, making loans and portfolio turnover. This differs from a BDC, which is not required to adopt any fundamental policies, nor is it subject to any issuer diversification or industry concentration requirements.

•	Increased Leverage. BDCs may incur additional debt compared to closed-end funds. Closed-end funds may not incur additional debt unless asset coverage is at least 300% immediately after giving effect to the issuance, whereas for a BDC the same asset coverage must be at least 200% (or 150% under certain circumstances). As a result, a BDC can incur leverage up to a debt-to-equity ratio of approximately 2:1 compared to closed-end funds which generally have a debt-to-equity ratio of approximately 1:2. This increase in leverage may increase the risk of loss to investors if the cost of leverage exceeds the return on investment, and is generally considered a speculative investment technique. Additionally, while only a single class of debt is permitted for closed-end funds, BDCs are allowed to issue multiple classes of debt.

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Limited Liquidity. Closed-end funds structured as interval funds, such as the Fund, are required to conduct periodic repurchase offers as a fundamental policy pursuant to Rule 23c-3 of the 1940 Act. The Fund has made quarterly repurchase offers since its inception. The Fund must also maintain enough liquid assets to comply with its repurchase offer fundamental policies. This differs from BDCs, which may repurchase securities only pursuant to tender offers and have no requirements to conduct such tender offers nor to maintain a certain level of liquidity in order to fund a tender offer. BCPL does intend to commence quarterly tender offers after the fourth full quarter after the closing of the Merger. There is no requirement for BCPL to conduct a tender offer nor are there any requirements that BCPL maintain a certain level of liquidity in order to fund a tender offer. If the Merger is approved by shareholders, quarterly repurchase offers will no longer be required.

To the extent that any statement or information incorporated into the Prospectuses are inconsistent with this Supplement, such statement or information is hereby amended by this Supplement.

This Supplement dated February 26, 2026, and the Prospectuses, each dated January 28, 2026, provide relevant information for all shareholders and should be retained for future reference. The Prospectuses have been filed with the Securities and Exchange Commission, and are incorporated by reference, and can be obtained without charge by calling toll-free 1-833-404-4103 or by visiting the Fund’s website at www.altcif.com.